UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
 (Amendment No. 19)

INTERLEUKIN GENETICS, INC.
(Name of Issuer)

Common Stock $.001 Par Value
(Title of Class of Securities)

458738101
(CUSIP Number)

Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 Attention: Robert J. Endicott Telephone (314) 259-2447
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 29, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

(Continued on the following pages)

_______________________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Pyxis Innovations Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

47,625,840
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

47,625,840
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,625,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%
14	TYPE OF REPORTING PERSON

CO

1	NAMES OF REPORTING PERSONS Alticor Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

47,625,840
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

47,625,840
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,625,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%
14	TYPE OF REPORTING PERSON

HC

1	NAMES OF REPORTING PERSONS Solstice Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

47,625,840
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

47,625,840
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,625,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%
14	TYPE OF REPORTING PERSON

HC

1	NAMES OF REPORTING PERSONS Alticor Global Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

47,625,840
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

47,625,840
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,625,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%
14	TYPE OF REPORTING PERSON

HC

SCHEDULE 13D

This Amendment No. 19 to Schedule 13D (this "Amendment No. 19") amends the initial Statement on Schedule 13D filed March 14, 2003 of Pyxis Innovations Inc. ("Pyxis"), Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc.) and Alticor Global Holdings Inc. (the "Initial Schedule 13D"), as amended by (1) Amendment No. 1 filed July 22, 2003 ("Amendment No. 1"), (2) Amendment No. 2 filed September 24, 2004 ("Amendment No. 2"), (3) Amendment No. 3 filed June 23, 2006 ("Amendment No. 3"), (4) Amendment No. 4 filed August 28, 2006 ("Amendment No. 4"), (5) Amendment No. 5 filed July 25, 2007 ("Amendment No. 5"), (6) Amendment No. 6 filed January 16, 2008 ("Amendment No. 6"), (7) Amendment No. 7 filed September 19, 2008 ("Amendment No. 7"), (8) Amendment No. 8 filed March 26, 2009 ("Amendment No. 8"), (9) Amendment No. 9 filed August 19, 2009 ("Amendment No. 9"), (10) Amendment No. 10 filed February 3, 2010 ("Amendment No. 10"), (11) Amendment No. 11 filed August 5, 2010 ("Amendment No. 11"), (12) Amendment No. 12 filed October 4, 2010 ("Amendment No. 12"), (13) Amendment No. 13 filed March 17, 2011 ("Amendment No. 13"), (14) Amendment No. 14 filed November 10, 2011 ("Amendment No. 14"), (15) Amendment No. 15, filed July 31, 2012 ("Amendment No. 15"), (16) Amendment No. 16, filed December 12, 2012 ( "Amendment No. 16"), (17) Amendment No. 17 filed May 31, 2013 ("Amendment No. 17") and  (18) Amendment No. 18 filed January 7, 2015 ("Amendment No. 18").

Amendment No. 18, Amendment No. 17, Amendment No. 16, Amendment, No. 15, Amendment No. 14, Amendment No. 13, Amendment No. 12, Amendment No. 11, Amendment No. 10, Amendment No. 9, Amendment No. 8, Amendment No. 7, Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Initial Schedule 13D are collectively referred to in this Amendment No. 19 as the "Previous Filings."  To the extent any item is superseded by a later filing, the later filing is operative and controlling.  As noted therein, Amendment No. 8 restated certain information previously included in the Initial Schedule 13D and Amendment No. 7, Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2 and Amendment No. 1.  Except as otherwise set forth herein, this Amendment No. 19 does not modify any of the information previously reported in the Previous Filings.

Explanatory Note

This Amendment No. 19 is filed for the purpose of providing information regarding the entry into a Securities Purchase Agreement, dated July 29, 2016, between the Issuer and various accredited investors (including Pyxis), and the issuance of Common Stock and Warrants to Pyxis pursuant thereto, which is more fully described in Item 4(a) below.  In addition, this Amendment 19 reports various changes to the Background and Identity of the Reporting Persons (see Item 2 below).

Item 1.	Security and Issuer.

Name of Issuer:

Interleukin Genetics, Inc.

SCHEDULE 13D

Title of Class of Equity Securities:

Common Stock $.001 Par Value

Address of Issuer's Principal Executive Office:

135 Beaver Street Waltham, MA 02452

Item 2.	Identity and Background.

The information set forth in this Item 2 replaces and supersedes the information contained in Item 2 of the Previous Filings.

Pyxis, a Delaware corporation, is an intermediary holding company that holds shares of the Issuer.  Pyxis has its principal place of business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  It was formed in 2000.  During the last five years, Pyxis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Pyxis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Pyxis being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pyxis is a wholly-owned subsidiary of Alticor Inc.  Alticor Inc., a Michigan corporation, is engaged in the principal place of business, through its affiliates, of offering products, business opportunities, and manufacturing and logistics services in more than 80 countries and territories worldwide.  Alticor Inc. has its principal place of business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  During the last five years, Alticor Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Alticor Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Alticor Inc. is a wholly-owned subsidiary of Solstice Holdings Inc.  Solstice Holdings Inc., a Michigan corporation, is a holding company and has its principal place of business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  Solstice Holdings Inc. was formed in 2002.  Solstice Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Solstice Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Solstice Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Solstice Holdings Inc. became a wholly-owned subsidiary of Alticor Global Holdings Inc. on July 28, 2004.  Alticor Global Holdings Inc., a Delaware corporation, is a

SCHEDULE 13D

holding company and has its principal place of business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  Alticor Global Holdings Inc. was formed in 2004.  Alticor Global Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Alticor Global Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Global Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Alticor Global Holdings Inc. is owned by certain individuals, trusts, foundations and other entities established by or for the benefit of Richard M. DeVos and Jay Van Andel, the founders of Amway Corporation, and their families.

All directors and officers of Pyxis, Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. are referred to in this Schedule 13D as the "Directors and Officers."  The address for each of the Directors and Officers is 7575 Fulton Street East, Ada, Michigan 49355-0001.  During the last five years, to the best of our knowledge and belief, none of the Directors and Officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Each of the Directors and Officers is a citizen of the United States of America.

Pyxis Directors and Officers: Stephen A. Van Andel, Douglas L. DeVos, Michael A. Mohr and Jeffery C. Tuori are the members of the Board of Directors of Pyxis (the "Board").  Stephen A. Van Andel's present occupation is the Chairman of Pyxis, Alticor Inc. (his employer), Solstice Holdings Inc. and Alticor Global Holdings Inc.  Douglas L. DeVos' present occupation is the President of Pyxis, Alticor Inc. (his employer), Solstice Holdings Inc. and Alticor Global Holdings Inc.  Jeffery C. Tuori is the Treasurer of Pyxis, Treasurer of Alticor Inc. (his employer), and Controller of Solstice Holdings Inc.  Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer), Secretary, Chief Legal Officer and General Counsel of Alticor Global Holdings Inc., and Vice President and Secretary of Solstice Holdings Inc. Stephen A. Van Andel, Douglas L. DeVos, Roger C. Colman, William R. Payne, Michael A. Mohr, Jeffery C. Tuori, Jeffrey T. Gray, Jill M. Beckman, Joseph M. Landstra, Kathy J. Commee, Leanne M. Lee, and Rainey S. Repins are officers of Pyxis. Roger C. Colman's title is Vice President of Pyxis and Vice President – Acquisitions for Alticor Inc. (his employer).  William R. Payne is Vice President of Pyxis, Vice Chairman and Chief of Staff for Alticor Global Holdings Inc. and is Chief of Staff for Alticor Inc. (his employer). Jeffrey T. Gray is Assistant Secretary of Alticor Inc. (his employer), Solstice Holdings Inc., and Pyxis. Jill M. Beckman is Assistant Secretary of Alticor Global Holdings Inc., Alticor Inc. (her employer), and Pyxis. Joseph M. Landstra is Assistant Treasurer for Pyxis and Director and Assistant Treasurer for Alticor Inc. (his employer). Kathy J. Commee is Assistant Treasurer of Alticor Global Holdings Inc., Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis. Leanne M. Lee is Assistant Treasurer of Alticor Global Holdings Inc., Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis. Rainey S. Repins is Assistant Secretary for Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis.

SCHEDULE 13D

Alticor Inc. Directors and Officers: Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Alticor Inc.  Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Douglas L. DeVos' present occupation is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Stephen A. Van Andel, Douglas L. DeVos, Michael A. Mohr, Kelly K. Savage, William R. Payne, Robert P. Hunter, Richard M. DeVos, Mark A. Stevens, Jeffery C. Tuori, Cheon Kim, Jeffrey T. Gray, Jill M. Beckman, Kathy J. Commee, Leanne M. Lee, Lisa A. Smith, Rainey S. Repins, and Michael J. Cazer are officers of Alticor Inc.  Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer), Secretary, Chief Legal Officer and General Counsel of Alticor Global Holdings Inc., and Vice President and Secretary of Solstice Holdings Inc.  Kelly K. Savage's titles are Vice President and Chief Human Resources Officer of Alticor Inc. (her employer), and Chief Human Resources Officer of Alticor Global Holdings Inc.  William R. Payne is Vice President of Pyxis, Vice Chairman and Chief of Staff for Alticor Global Holdings Inc. and is Chief of Staff for Alticor Inc. (his employer).  Robert P. Hunter is the Vice President of Alticor Inc. and Vice President of Global Engineering, Facilities Management and Real Estate for Access Business Group LLC (his employer). Richard M. DeVos is President Emeritus of Alticor Inc. (his employer) and Alticor Global Holdings Inc. Mark A. Stevens is Chief Financial Officer of Alticor Inc. (his employer) and the Chief Financial Officer and Treasurer or Alticor Global Holdings Inc. Jeffery C. Tuori is the Treasurer of Pyxis, Treasurer of Alticor Inc. (his employer), and Controller of Solstice Holdings Inc. Cheon Kim is Assistant Secretary of Alticor Global Holdings Inc., Alticor Inc. (his employer), and Solstice Holdings Inc. Jeffrey T. Gray is Assistant Secretary of Alticor Inc. (his employer), Solstice Holdings Inc., and Pyxis. Jill M. Beckman is Assistant Secretary of Alticor Global Holdings Inc., Alticor Inc. (her employer), and Pyxis. Kathy J. Commee is Assistant Treasurer of Alticor Global Holdings Inc., Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis. Leanne M. Lee is Assistant Treasurer of Alticor Global Holdings Inc., Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis. Lisa A. Smith is Assistant Secretary for Alticor Inc. (her employer). Rainey S. Repins is Assistant Secretary for Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis. Michael J. Cazer is the Chief Operating Officer for Alticor Global Holdings Inc. and Chief Operating Officer and Treasurer for Alticor Inc. (his employer).

Solstice Holdings Inc. Directors and Officers:  Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Solstice Holdings Inc.  Stephen A. Van Andel is the Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Douglas L. DeVos is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Stephen A. Van Andel, Douglas L. DeVos, Michael A. Mohr, Jeffery C. Tuori, Nicholas J. Thole, Cheon Kim, Jeffrey T. Gray, Kathy J. Commee, Leanne M. Lee, Rainey S. Repins are officers of Solstice Holdings Inc.  Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer), Secretary, Chief Legal Officer and General Counsel of Alticor Global Holdings Inc., and Vice President and Secretary of Solstice Holdings Inc. Jeffery C. Tuori is the Treasurer of Pyxis, Treasurer of Alticor Inc. (his employer), and Controller of Solstice Holdings Inc. Nicholas J. Thole is Treasurer of Solstice Holdings Inc., and Vice President of Internal Audit for Alticor Inc. (his employer). Cheon Kim is Assistant Secretary of Alticor Global Holdings Inc., Alticor Inc. (his employer), and Solstice Holdings Inc. Jeffrey T. Gray is Assistant Secretary of Alticor Inc. (his employer), Solstice Holdings Inc., and

SCHEDULE 13D

Pyxis. Kathy J. Commee is Assistant Treasurer of Alticor Global Holdings Inc., Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis. Leanne M. Lee is Assistant Treasurer of Alticor Global Holdings Inc., Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis. Rainey S. Repins is Assistant Secretary for Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis.

Alticor Global Holdings Inc. Directors and Officers:  Richard M. DeVos, Stephen A. Van Andel, Douglas L. DeVos, Daniel G. DeVos, Suzanne Cheryl DeVos, David L. Van Andel, Barbara Van Andel-Gaby, Michael L. Ducker, Emmanuel A. Kampouris and Allen R. Weiss are the members of the Board of Directors of Alticor Global Holdings Inc.  Richard M. DeVos' present occupation is President Emeritus of Alticor Inc. and Alticor Global Holdings Inc.  Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Douglas L. DeVos' present occupation is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Daniel G. DeVos' present occupation is President and CEO of DP Fox Ventures, LLC, a diversified management company located in Grand Rapids, Michigan. Daniel G. DeVos is also chair of the Orlando Magic of the National Basketball Association, and President and CEO of the Grand Rapids Griffins of the American Hockey League (AHL). Suzanne Cheryl DeVos is a director of RDV Corporation and Executive Vice Chairwoman of RDV Sports which owns the Orlando Magic of the National Basketball Association.  Suzanne Cheryl DeVos is actively involved in community organizations in the Grand Rapids, Michigan and Orlando, Florida areas.  David L. Van Andel is Chairman of IdeaSphere Inc., a company involved in the ideation and development of health and organic products and services.  David L. Van Andel is also Chairman and CEO of the Van Andel Institute for Education and Medical Research in Grand Rapids, which conducts biomedical research and promotes science education and science-related professions.  Barbara Van Andel-Gaby is trustee of the Richard and Barbara Gaby Foundation after retiring from her position as CEO of Peter Island Resorts in 2006. In addition to funding several charitable organizations, the Gaby Foundation founded the Center for Policy Studies at the Georgia Family Council. Michael L. Ducker presently serves as an outside director.  Mr. Ducker's present occupation is President and Chief Executive Officer for FedEx Freight, providing strategic direction for the Corporation's less-than-truckload (LTL) companies throughout North America and for FedEx Custom Critical, a leading carrier of time-sensitive, critical shipments. Emmanuel A. Kampouris presently serves as an outside director.  Mr. Kampouris retired as Chairman, Chief Executive Officer and President of the New Jersey-based American Standard Companies, Inc., a leading global competitor with technologically advanced products in the air conditioning systems, bathroom and kitchen fixtures and fittings, and vehicle control systems markets. Allen R. Weiss presently serves as an outside director.  Allen R. Weiss retired in 2011 from his position as President of Worldwide Operations for the Walt Disney Parks and Resorts business of The Walt Disney Company, and is currently a member of the board of directors of Apollo Group, Inc., Dick's Sporting Goods, Inc., Great Wolf Resorts and a National Board Member for the Stanford-Burnham Medical Research Institute.  The executive officers of Alticor Global Holdings Inc. include Douglas L. DeVos, Stephen A. Van Andel, William R. Payne, Mark A. Stevens, Kelly K. Savage, Michael A. Mohr, Michael P. Nelson, Candace S. Matthews, John P. Parker, George D. Calvert, James B. Payne, Michael J. Cazer, Samir Behl, Alex Yeung, Su Jung Bae, Mark R. Beiderwieden, and Gan Chee Eng. Douglas A. DeVos and Stephen A. Van Andel's present occupations are listed above with the Directors. William R. Payne is Vice Chairman and Chief of Staff

SCHEDULE 13D

for Alticor Global Holdings Inc. and the Vice Chairman for Alticor Inc. (his employer). Mark A. Stevens is Chief Financial Officer and Treasurer for Alticor Global Holdings Inc. and Chief Financial Officer for Alticor Inc. (his employer). Kelly K. Savage is Chief Human Resources Officer for Alticor Global Holdings Inc. and Alticor Inc. (her employer). Michael A. Mohr is Chief Legal Officer, General Counsel and Secretary for Alticor Global Holdings Inc. and Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer). Michael P. Nelson is Chief Administrative Officer for Alticor Global Holdings Inc. and the Chief Administrative Officer for Alticor Inc. (his employer). Candace S. Matthews is the Regional President – Americas for Alticor Global Holdings Inc. and the Regional President – Americas for Amway International Inc. (her employer).  John P. Parker is the Chief Sales Officer for Alticor Global Holdings Inc. and Amway International Inc. (his employer).  George D. Calvert is Chief Supply Chain and R&D Officer for Alticor Global Holdings, and the Executive Vice President and Chief Operating Officer for Access Business Group LLC (his employer).  James B. Payne is Vice Chairman for Alticor Global Holdings Inc. and holds the position of Executive Vice President with Amway International Inc. (his employer).  Michael J. Cazer is the Chief Operating Officer for Alticor Global Holdings Inc. and Chief Operating Officer and Treasurer for Alticor Inc. (his employer). Samir Behl is the Regional President - Europe, India and Africa for Alticor Global Holdings Inc. and Amway Global Services Inc. (his employer). Alex Yeung is the Chief Information Officer of Alticor Global Holdings Inc. and Amway China Co. Ltd. (his employer). Su Jung Bae is the Chief Marketing Officer for Alticor Global Holdings Inc. and Amway Korea, Ltd. (her employer). Mark R. Beiderwieden is the Regional President – Asia Pacific for Alticor Global Holdings Inc. and Amway GmbH (his employer). Gan Chee Eng is the Regional President - Greater China of Alticor Global Holdings Inc. and Amway China Co. Ltd. (his employer).

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of Amendment Nos. 8, 9, 10, 12, 14 and 15 is incorporated herein by reference.
The source of Pyxis's funds for the transactions described in Item 4 of this Amendment No. 19 was an intercompany loan from Alticor Inc. to Pyxis. Pursuant to the terms of the 2016 Purchase Agreement (as defined in Item 4 below), filed hereto as Exhibit 99.12 and hereby incorporated by reference, Pyxis paid $499,999.99 for 5,030,181 shares of the Issuer's Common Stock (as defined in Item 4 below) and Warrants (as defined in Item 4 below) to purchase an additional 5,030,181 shares of Common Stock.
Item 4.	Purpose of Transaction.

The information set forth in Item 4 of Amendment Nos. 8, 15, 16, 17 and 18 is incorporated herein by reference.

(a) On July 29, 2016, the Issuer entered into a Securities Purchase Agreement (the "2016 Purchase Agreement") with various accredited investors (the "Purchasers"), pursuant to which the Issuer sold securities to the Purchasers in a private placement transaction (the "Offering"). Under the terms of the Offering, the Issuer sold an aggregate of 56,262,571 shares (the "Shares") of its common stock, $0.001 par value per share (the "Common Stock"). The Purchasers also received warrants to

SCHEDULE 13D

 purchase up to an aggregate of 56,262,571 shares of Common Stock at an exercise price of $0.0994 per share (the "Warrants").   Pyxis acquired 5,030,181 shares of Common Stock and Warrants to purchase an additional 5,030,181 shares of Common Stock in the Offering.

(d) Under the terms of the 2016 Purchase Agreement, following the Offering the number of persons which constitutes the entire Board of the Issuer will remain at seven, and Pyxis retained the right to designate two of the seven directors.  Under the 2016 Purchase Agreement, Joseph M. Landstra remains as a Class I director with a term ending at the 2016 annual meeting of stockholders and Roger C. Colman remains as a Class III director with a term ending at the 2018 annual meeting of stockholders.  Under the 2016 Purchase Agreement, for so long as Pyxis has the right to designate director designees, the Issuer's board is required appoint one of Pyxis's designees to the Audit Committee.  Mr. Landstra serves on the Audit Committee as the Pyxis designee thereto.

(e) See the response above in the introduction and subparagraph (a) of this Item 4.

(g) See the response above in the introduction and subparagraphs (b) of this Item 4. Reference is also made to Exhibits 99.11 and 99.12 attached hereto, which are incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) Pyxis beneficially owns 47,625,840 shares of the Issuer's Common Stock, which is approximately 20.3% of the sum of (i) the number of the Issuer's Common Stock that was outstanding as of August 12, 2016 (as reported in the Issuer's most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission) plus (ii) the number of shares that would have been outstanding upon exercise of all of the Warrants issued to Pyxis in the Offering and held by Pyxis as of August 12, 2016 (as further described below).
          Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. may be deemed to beneficially own the same 47,625,840 shares of the Issuer's Common Stock.
The number of shares reported in this Item 5(a) includes (i) 42,595,659 shares of Common Stock owned directly by Pyxis and (ii) 5,030,181 shares of Common Stock issuable to Pyxis upon exercise of the Warrants issued to it in the Offering, in each case as of August 12, 2012.  In determining Pyxis' beneficial ownership percentage above, a division calculation is used wherein 47,625,840 is the numerator and the denominator is equal to the sum of: (x) 229,329,744 shares of the Issuer's Common Stock outstanding as of August 12, 2016, as reported in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission, and (y) 5,030,181 shares of Common Stock issuable to Pyxis upon exercise of such Warrants. In addition, these calculations assume no outstanding warrants, options or other rights to obtain Common Stock have been exercised by their holders except for the exercise of the Warrants by Pyxis as described herein or as otherwise indicated by the Issuer.

SCHEDULE 13D

None of the other persons named in Item 2 of this Amendment No. 19 is the beneficial owner of the Common Stock except to the extent beneficial ownership of shares owned by Pyxis may be attributed to such person.

(b) Pyxis holds the sole power to vote and dispose of the securities of Issuer that it holds.  Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. have the power to direct the voting and disposition of the securities of the Issuer held by Pyxis by virtue of their direct or indirect control of Pyxis.
(c) None

(d) Not applicable

(e) Not applicable

The responses to (a) of this Item 5 are "Not Applicable" for the Directors and Officers named in Item 2 of this Amendment No. 19.  The responses to paragraph (b) and (c) of this Item 5 are "Not Applicable" and "None", respectively, for Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc., and the Directors and Officers named in Item 2 of this Amendment No. 19.

In addition, the information included in Item 4 above is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of Amendment No. 8 and in Item 4 of this Amendment No. 19, and Amendment Nos. and 9, 10, 11, 12, 13 and 17 is incorporated herein by reference.

Pursuant to the terms of the July 2016 Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the "July 2016 Registration Rights Agreement") with Pyxis and certain other stockholders of the Issuer, pursuant to which the Issuer is required to file a registration statement on Form S-1 within 45 days of the closing date to cover the resale of, among other shares, the shares of Common Stock sold to Pyxis in the transaction and the shares of Common Stock underlying the Warrants. The July 2016 Registration Rights Agreement is attached to this Amendment No. 3 as Exhibit 99.13 and is incorporated herein by this reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

SCHEDULE 13D

Exhibit
Number              Description

99.12	Securities Purchase Agreement, dated July 29, 2016, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on August 1, 2016).

99.13	Registration Rights Agreement, dated July 29, 2016, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on August 1, 2016).

* * * * *

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2016	PYXIS INNOVATIONS INC.

By: /s/ Rainey S. Repins
Rainey S. Repins, Assistant Secretary

Dated: August 25, 2016	ALTICOR INC.

By: /s/ Cheon Kim
Cheon Kim, Assistant Secretary

Dated: August 25, 2016	SOLSTICE HOLDINGS INC.

By: /s/ Cheon Kim
Cheon Kim, Assistant Secretary

Dated: August 25, 2016	ALTICOR GLOBAL HOLDINGS INC.

By: /s/ Cheon Kim
Cheon Kim, Assistant Secretary

EXHIBIT INDEX

Number                  Description
99.12	Securities Purchase Agreement, dated July 29, 2016, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on August 1, 2016).

99.13	Registration Rights Agreement, dated July 29, 2016, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on August 1, 2016).